For filings with the FCA include the annex
For filings with issuer exclude the annex
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached: ii	Reed Elsevier PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	22 October 2013

6. Date on which issuer notified:	23 October 2013

7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

ORD 14P GB00B2B0DG97				58,810,637

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii		Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx

						Nominal	Delta

Total (A+B+C)

Number of voting rights				Percentage of voting rights

58,810,637

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Invesco Asset Management Limited – 5,979,650 Invesco Asset Management Japan – 91,578 Invesco Fund Managers Limited – 7,293,836 Invesco GT Management S.A – 202,258
Invesco Asset Management GmbH Deutschland – 4,001,161
Invesco PowerShares Capital Management LLC – 103,209
Invesco Asset Management GmbH Austria – 37,224
Invesco Advisers Limited – 31,777,886 Invesco GT Management S.A Lux – 136,715
Invesco Asset Management S.A France – 358,891
Invesco Asset Management Canada Limited – 3,032,838
Invesco Kapitalanlagegesellschaft GmbH – 573,223
Invesco ADRS (4:1) – 1,305,542 = 5,222,168
Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease
to hold:

12. Date on which proxy holder will cease to hold
voting rights:

13. Additional information:

14. Contact name:	Marsha Watson

15. Contact telephone number:	02071665653

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in sharesxxii
A: Identity of the persons or legal entity subject to the notification obligation
Full name
(including legal form of legal entities)
Contact address (registered office for legal entities)
Phone number & email
Other useful information (at least legal representative for legal persons)
B: Identity of the notifier, if applicable

Full name
Contact address	Invesco Limited

Phone number & email	30 Finsbury Square, London. EC2A 1AG

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	02076380731

C: Additional information

For notes on how to complete form TR-1 please see the FCA website.